UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

(Name of Issuer)

REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

72201C406

72201C505

(CUSIP Number)

Mary E. Schaffner

Senior Vice President and Senior Company Counsel

Wells Fargo & Company

90 South 7th Street

MAC N9305-176

Minneapolis, MN 55402

612-667-2367

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, NY 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72201C406, 72201C505

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 376
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 9.77%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 72201C406, 72201C505

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 376
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 9.77%
14.	Type of Reporting Person (See Instructions) 00

This Amendment No. 4 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, related to events occurring as of April 5, 2010 and filed with the SEC on September 12, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated September 18, 2018 and filed with the SEC on September 20, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2 dated December 6, 2018 and filed with the SEC on December 10, 2018 (“Amendment No. 2”), and as further amended by Amendment No. 3 dated July 14, 2021 and filed with the SEC on July 16, 2021 (“Amendment No. 3”) for Wells Fargo & Company (“Wells Fargo”) and and Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”, and collectively with Wells Fargo, the “Reporting Persons”) with respect to the Remarketable Variable Rate MuniFund Term Preferred Shares (the “RVMTP Shares”), of PIMCO California Municipal Income Fund III (the “Issuer” or the “Company”).

This Amendment is being filed as a result of (i) the entry into the Second Amended and Restated RVMTP Purchase Agreement by and between the Issuer and Capital Strategies, dated September 20, 2023 (the “Second Amended and Restated Purchase Agreement”), amending and restating that certain Amendmed and Restated Purchase Agreement dated as of July 14, 2021 and (ii) the entry into the Second Amended and Restated Registration Rights Agreement by and between the Issuer and Capital Strategies, dated September 20, 2023, amending and restating that certain Amended and Restated Registration Rights Agreement dated as of July 14, 2021.

This Amendment is also being filed as a result of the purchase of RVMTP Shares described as the Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2053 (the “2053 RVMTP Shares”) of the Issuer (CUSIP No. 72201C505) in the amount of 105 shares purchased by Capital Strategies. In addition to the 2053 RVMTP Shares, Capital Strategies holds 271 RVMTP Shares, Series 2051 (CUSIP No. 72201C406).

Item 2	Identity and Background

(a) Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“The Reporting Persons purchased 105 2053 RVMTP Shares (CUSIP No. 72201C505) from the Issuer (the “Series 2053 Purchase”).

The aggregate amount of funds used by the Reporting Persons for the Series 2053 Purchase was approximately $10,500,000. The source of funds was the working capital of the Reporting Persons.”

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“Capital Strategies made the Series 2053 Purchase for investment purposes. Capital Strategies acquired the 2053 RVMTP Shares (CUSIP No. 72201C505) pursuant to a Second Amended and Restated RVMTP Purchase Agreement, dated September 20, 2023, between the Issuer and Capital Strategies, on their initial issuance for a purchase price of $10,500,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

“The voting and consent rights on of the 105 2053 RVMTP Shares acquired in the Series 2053 Purchase by Capital Strategies will be treated in the same manner as previously described in this Item 6.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.10	Second Amended and Restated RVMTP Purchase Agreement dated as of September 20, 2023

99.11	Second Amended and Restated Registration Rights Agreement dated as of September 20, 2023”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2023

WELLS FARGO & COMPANY

By:	/s/ Patricia Arce
Name:	Patricia Arce
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Alejandro Piekarewicz
Name:	Alejandro Piekarewicz
Title:	Vice President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.10	Second Amended and Restated RVMTP Purchase Agreement dated as of September 20, 2023

99.11	Second Amended and Restated Registration Rights Agreement dated as of September 20, 2023

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Charles W. Scharf	Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company and Director

Muneera S. Carr	Executive Vice President, Chief Accounting Officer, and Controller	Chief Accounting Officer and Controller of Wells Fargo & Company

William M. Daley	Vice Chairman of Public Affairs	Vice Chairman of Public Affairs of Wells Fargo & Company

Kristy W. Fercho	Senior Executive Vice President, Head of Diverse Segments, Representation & Inclusion	Head of Diverse Segments, Representation & Inclusion of Wells Fargo & Company

Derek A. Flowers	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo & Company

Kyle G. Hranicky	Senior Executive Vice President, CEO of Commercial Banking	CEO of Commercial Banking of Wells Fargo & Company

Tracy Kerrins	Senior Executive Vice President, Head of Technology	Head of Technology of Wells Fargo & Company

Bei Ling	Senior Executive Vice President, Head of Human Resources	Head of Human Resources for Wells Fargo & Company

Ellen R. Patterson	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Scott E. Powell	Senior Executive Vice President and Chief Operating Officer	Chief Operating Officer of Wells Fargo & Company

Michael P. Santomassimo	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Kleber R. Santos	Senior Executive Vice President, CEO of Consumer Lending	CEO of Consumer Lending of Wells Fargo & Company

Barry Sommers	Senior Executive Vice President, CEO of Wealth & Investment Management	CEO of Wealth & Investment Management of Wells Fargo & Company

Saul Van Beurden	Senior Executive Vice President, CEO of Consumer & Small Business Banking	CEO of Consumer & Small Business Banking of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President, CEO of Corporate & Investment Banking	CEO of Corporate & Investment Banking of Wells Fargo & Company

Ather Williams III	Senior Executive Vice President and Head of Strategy, Digital Platform, and Innovation	Head of Strategy, Digital Platform, and Innovation of Wells Fargo & Company

Steven D. Black	Director	Retired Co-CEO, Bregal Investments, Inc.

Mark A. Chancy	Director	Retired Vice Chair and Co-Chief Operating Officer, SunTrust Banks, Inc.

Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company

Theodore F. Craver, Jr.	Director	Retired Chair, President and CEO, Edison International

Richard K. Davis	Director	Retired President and CEO, Make-A-Wish America

Wayne M. Hewett	Director	Senior Advisor of Permira and Chair of Cambrex Corporation

CeCelia “CeCe” G. Morken	Director	Retired CEO and President, Headspace Inc.

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits business, MetLife, Inc.

Felicia F. Norwood	Director	Executive Vice President & President, Government Business Division, Elevance Health, Inc.

Richard B. Payne, Jr.	Director	Retired Vice Chair, Wholesale Banking, U.S. Bancorp

Ronald L. Sargent	Director	Retired Chair and CEO, Staples, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc. and Major General and Commander, United States Air Force (retired)

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 30 Hudson Yards, New York, NY 10001.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Principal Occupation
Kristina Eng	President	Managing Director, Wells Fargo Bank, N.A.

Phillip D. Smith	Executive Vice President, Board of Manager	Head of Municipal Products and Government and Institutional Banking

Jody Anderson	Treasurer	Vice President, Wells Fargo Bank, N.A.

Daniel George	Senior Vice President	Managing Director, Wells Fargo Bank N.A.

Peter Cannava	Board of Managers	Managing Director, Wells Fargo Bank, N.A.

Mark Freedman	Board of Managers	Business Execution Director, Wells Fargo Bank, N.A.

Bruce Mattaway	Board of Managers	Lead Credit Risk Officer, Wells Fargo Bank, N.A.

Karl Pfeil	Board of Managers	Director at Wells Fargo Bank, N.A.

Richard Reid	Board of Managers	Director at Wells Fargo Bank, N.A.

SCHEDULE II

LITIGATION SCHEDULE

FINRA/EXCHANGE REPORTING SETTLEMENTS From time-to-time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with the Financial Industry Regulatory Authority (“FINRA”) and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

STATE OF MISSOURI SETTLEMENT On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures in relation to sales of certain non-traditional exchange traded products (“ETPs”) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to pay restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

STATE OF ILLINOIS SETTLEMENT On December 21, 2017, Wells Fargo Advisors, LLC (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Illinois regarding allegations that it received, reviewed and/or analyzed documents and information provided by a financial advisory firm concerning certain money manager strategies that contained false and misleading information. The findings stated that the firm included the financial advisory firm’s money manager strategies in certain of its separately managed account programs, but that the firm did not utilize inaccurate historical performance data in connection with its decision to onboard the money manager strategies and the firm did not incorporate inaccurate performance data in its advertisements or program marketing materials. Without admitting or denying the findings, the Firm agreed to a total monetary payment of $270,000.

NYSE SETTLEMENT On February 2, 2018, Wells Fargo Prime Services, LLC (“WFPS”) and NYSE Arca, Inc. entered into an Offer of Settlement and Consent without admitting or denying any allegations to settle charges of violations of Securities Exchange Act Rule 15c3-5 and NYSE Arca Rule 11.18. The settlement related to an erroneous trade WFPS entered on July 29, 2016. WFPS consented to a fine of $10,000.

STATE OF NEVADA SECURITIES DIVISION RESIDENTIAL OFFICE INVESTIGATION On April 13, 2018, the Nevada Securities Division and Wells Fargo Clearing Services, LLC (“WFCS”) entered into an Administrative Consent Order wherein WFCS admitted to failing to register the residential offices of three Financial Advisors who were working from home. Nevada’s definition of “branch office” includes a personal residence where securities business is transacted, even if the residence is not held out to the public or used for client meetings. WFCS agreed to pay an $8,000 fine and $1,446.13 for the costs of the examinations conducted by the Nevada Securities Division.

SEC SETTLEMENT On June 25, 2018, Wells Fargo Advisors LLC (“WFA”), entered into a settlement agreement with the SEC wherein, without admitting or denying liability, it settled charges of violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act. The settlement related to certain registered representatives soliciting customers to redeem, and short-term trading of, market-linked investments prematurely without adequate analysis or consideration of the substantial costs associated with the transactions. As part of the settlement, the firm consented to a censure and a payment of $5,108,441.27 representing disgorgement, prejudgment interest, and a civil penalty. WFA also lost its Well Known Seasoned Issuer status as a collateral consequence of the settlement.

COMMONWEALTH OF MASSACHUSETTS SECURITIES DIVISION SETTLEMENT On August 26, 2018, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth and Wells Fargo Clearing Services, LLC (“WFCS”) entered into a Consent Order regarding allegations that certain WFCS supervisors and agents had a lapse in required Massachusetts registration for some period during the relevant time period of January 1, 2016 to June 28, 2018. Without admitting or denying the facts or conclusions of law, WFCS agreed to certain undertakings including payment of an administrative fine of $450,000.

SEC SETTLEMENT On March 11, 2019, the SEC announced that Wells Fargo Advisors, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively “Wells Fargo”) agreed to settle charges, without admitting or denying liability, that Wells Fargo violated Section 203(e) and 203(k) of the Investment Advisers Act of 1940. The settlement relates to Wells Fargo’s voluntary participation in the SEC’s Share Class Selection Disclosure Initiative wherein investment advisers were encouraged to self-report the failure to adequately disclose conflicts of interest associated with the recommendation or selection of a mutual fund share class that charged distribution fees (“12b-1 Fees”) when a lower-cost share class of the same fund existed. The settlement requires Wells Fargo to adhere to a cease-and-desist order and to disgorge $17,363,847.29 in 12b-1 fees through a restitution program. The settlement did not require Wells Fargo to pay any additional fines or penalties given its voluntary participation in the program.

SEC SETTLEMENT On March 20, 2019, the SEC announced that Wells Fargo Securities, LLC had consented to a judgment entered by the federal district court in Rhode Island resolving a 2016 SEC civil action against multiple parties. The matter had arisen out of the firm’s role as placement agent in a $75 million bond offering by the Rhode Island Economic Development Corporation in November 2010 for the purpose of loaning the proceeds to 38 Studios, LLC, an early-stage, pre-revenue videogame development company that was ultimately unable to meet its obligations under the loan. The SEC had alleged that the firm and other defendants had made two material omissions in the bond placement materials. Without admitting or denying liability, the firm consented to injunctions and a penalty of $812,500.

FINRA SETTLEMENT On January 29, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC (“WFCS”) concerning allegations that WFCS violated NASD Rule 3010(a) (for conduct prior to December 1, 2014) and FINRA Rule 3110(a) (for conduct on or after December 1, 2014) by failing to reasonably supervise a former registered representative who excessively traded equity positions in three accounts belonging to an elderly customer during the period from March 2012 to March 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $175,000.

SALES PRACTICES SETTLEMENTS On February 21, 2020, Wells Fargo & Company (“WFC”) entered into settlement agreements with the SEC and the DOJ to resolve those agencies’ investigations into WFC’s historical Community Bank sales practices and related disclosures. With respect to the SEC, WFC consented to the entry into of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million. With respect to the DOJ, WFC entered into a deferred prosecution agreement with the United States Attorney’s Offices for the Central District of California and the Western District of North Carolina and a settlement agreement with the Civil Division of the DOJ and the United States Attorney’s Office for the Central District of California related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement.

SEC SETTLEMENT On February 27, 2020, the SEC announced that Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network (collectively “Wells Fargo”) agreed to settle allegations that, in connection with Wells Fargo’s recommendation that many retail investment advisory clients and brokerage customers buy and hold single-inverse exchange-traded funds (“ETFs”) without having adequate compliance policies and procedures and without providing financial advisors proper training and supervision of single-inverse ETFs, it willfully violated Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 203(e)(6) of the Advisers Act and failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 15(b)(4)(E) of the Securities Exchange Act of 1934. Without admitting or denying the SEC’s findings, Wells Fargo agreed to consent to: (a) cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-7 thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $35,000,000. The penalty amount was paid into escrow for disbursement to certain Wells Fargo clients who sustained investment losses in single-inverse ETFs.

STATE OF MARYLAND SETTLEMENT On June 15, 2020, Wells Fargo & Company entered into a Consent Order with the Attorney General of the State of Maryland, pursuant to which it agreed to pay $20 million in remediation to resolve claims relating to certain prior residential mortgage-backed securities activities from 2005 to 2009.

FINRA SETTLEMENT On August 28, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC (“WFCS”) concerning allegations that WFCS failed to reasonably supervise the activities of two former financial advisors in violation of FINRA rules between November 2012 and October 2015. Without admitting or denying the findings, WFCS Fargo accepted a censure and agreed to pay a fine of $350,000 and restitution to three clients totaling $201,498.

FINRA SETTLEMENT On September 1, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (collectively “Wells Fargo”) concerning allegations that Wells Fargo failed to establish and maintain a supervisory system and failed to enforce written supervisory procedures that were reasonably designed to achieve compliance with FINRA’s suitability rule as it pertained to switches from variable annuities to investment company products during the period January 2011 to August 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay fines totaling $675,000 and restitution to clients totaling $1,445,167.50.

FINRA SETTLEMENT On November 4, 2020, FINRA announced a settlement with First Clearing LLC, n/k/a Wells Fargo Clearing Services, LLC (“Wells Fargo”) concerning allegations that Wells Fargo distributed 6,851 account statements to customers containing valuation information for one or more Direct Participation Programs or Real Estate Investment Trusts that did not comply with NASD Rule 2340(c) during the period April 2016 through October 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $300,000.

FINRA SETTLEMENT On November 25, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC (“WFCS”) concerning allegations that WFCS (i) failed to make accurate order memoranda in violation of Rule 17a-3(a)(6) of the Securities Exchange Act of 1934 and FINRA Rules 4511 and 2010, and (ii) transmitted inaccurate reports to the Order Audit Trail System in violation of FINRA Rules 7450 and 2010 during the period October 1, 2016 to June 12, 2018. Without admitting or denying the findings, WFCS accepted a censure and agreed to pay a fine of $75,000.

FINRA SETTLEMENT On December 6, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (“Wells Fargo”) concerning allegations that Wells Fargo failed to store records related to its Customer Identification Program (“CIP”) in the required Write Once, Read Many (“WORM”) format. The findings also stated that when the issue was initially discovered it was not escalated to the appropriate group to determine if it need to be reported to FINRA nor was it remediated at that time. The issue has since been remediated and CIP records are now being stored on a WORM-compliant platform. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $2,250,000.

FINRA SETTLEMENT On December 20, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (“Wells Fargo”) concerning allegations that Wells Fargo failed to establish and maintain a supervisory system reasonably designed to supervise representatives’ 529 plan share-class recommendations in violation of MSRB Rule G-27 during the period January 1, 2011, and December 4, 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay restitution of $3,367,929 plus interest.

FINRA SETTLEMENT On December 13, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (“Wells Fargo”) concerning gations of unsuitable recommendations and supervisory failures in relation to unit investment trusts in violation of FINRA and NASD rules for the period July 2013 to June 2018. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a $650,000 fine and restitution to certain clients totaling $2,458,762.33 plus interest.

SEC SETTLEMENT On May 20, 2022, the SEC announced that Wells Fargo Clearing Services, LLC agreed to a settlement of allegations that, in connection with the firm’s failure to timely file certain SARS between April 2017 and October 2021, it willfully violated Section 17(A) of the Exchange Act and Rule 17A-8 thereunder. Without admitting or denying the findings contained in the order, with the exception of the SEC’s jurisdiction over it and the subject matter of the proceedings, the firm consented to: (a) cease and desist from committing or causing any violations and any future violations of Section 17(A) of the Exchange Act and Rule 17A-8 promulgated thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $7,000,000. The firm paid the civil monetary penalty on or about June 2, 2022.

SEC SETTLEMENT In August 2023, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (collectively, the “Firm”) agreed to a settlement with the SEC regarding allegations that the Firm and its predecessor firms overcharged approximately 10,945 accounts of advisory clients opened through 2014 more than $26.8 million in advisory fees from at least 2002 through December 2022 and failed to adopt and implement written compliance policies and procedures reasonably designed to prevent the overbilling in willful violation of Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder. In 2022 and 2023, the Firm corrected the advisory fees to be charged to the accounts and issued payments for the overcharged advisory fees, plus interest, to the affected accountholders. Without admitting or denying the findings, the Firm consented to a settlement that included a cease-and-desist order, censure, and civil money penalty of $35,000,000.

SEC SETTLEMENT On August 8, 2023, the SEC entered into a settlement order (the “Order”) with Wells Fargo Securities, LLC, Wells Fargo Clearing Services, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively “Wells Fargo”), in connection with the broker-dealer off-channel communications initiative, which alleged that Wells Fargo failed to (1) maintain and preserve Off-Channel communications related to the business of the broker-dealers operated by Wells Fargo, in willful violation of section 17(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 17a-4(b)(4) thereunder; and (2) reasonably supervise their personnel with a view to preventing or detecting certain of their employees’ aiding and abetting violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder, within the meaning of Section 15(b)(4)(e) of the Exchange Act. Wells Fargo admitted to the facts in the Order, acknowledged their conduct violated the federal securities laws and agreed to: (a) cease and desist from committing or causing any violations or any future violations of section 17(a) of the Exchange Act and Rule 17a-4 thereunder, (b) be censured, (c) pay a civil monetary penalty in the amount of $125,000,000, and (d) comply with certain undertakings related to retention of electronic communications. The civil monetary penalty was paid in accordance with the terms of the Order.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.